As filed with the Securities and Exchange Commission on October 5, 1998
                                        SEC Registration No. 33-98526

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                 POST-EFFECTIVE EXHHIBIT NO. 1.2.3
                               TO
                             FORM SB-2

      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

               CALIFORNIA APPLIED RESEARCH, INC.
    (Exact name of registrant as specified in charter)

   NEVADA                  6770                  84-1345053
(State or other  (Primary Standard Industrial  (IRS Employer
jurisdiction of   Classification Code Number)  Identification
incorporation or                                 Number)
 organization)

    1945 South Poplar Street, Denver, Colorado  80224
                       (303) 758-5057
(Address and telephone number of registrant's principal executive offices and principal place of business)

     Brian French, 1945 South Poplar Street, Denver,
             Colorado  80224, (303) 758-5057
(Name, address, and telephone number of agent for service)

Copy to: Robert C. Weaver, Jr., Esq., 721 Devon Court, San Diego,
California 92109, (619) 488-4433, FAX (619) 488-2555

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

             Part II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 25.  Exhibits.

     The following exhibits are filed with this Registration
Statement as a Post-Effective Exhibit:

Exhibit Number      Exhibit Name

1.2.3               Supplement to
                       Fund Escrow Agreement
                       Escrow Agreement in Accordance with
                          Rule 419 under the Securities
                          Act of 1933, as amended

                             	SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post-Effective Exhibit 1.2.3 on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized by power of attorney, in the City of Denver, State of Colorado, on September 30, 1998.

California Applied Research, Inc. (Registrant)


/s/________________________________________
(Signature) J. Michael Spinali,
President and Chairman


                        EXHIBIT 1.2.3

              California Applied Research, Inc.

              CUSTOMARY RULES and REGULATIONS
        Supplementing California Applied Research Fund Escrow
                 Agreement dated 6-1-96
      and California Applied Research Rule 419 Escrow Agreement
                     dated 6-1-96


                 COLORADO BUSINESS BANK
                COMMUNITY TRUST DIVISION

Escrow Agreement


Account Number: 	CBB00123

Account Name: 	California Applied Research, Inc. Escrow

This Escrow Agreement ("Agreement") is dated 9/11/98.

This Agreement exists among California Applied Research,
Inc. and ______________________("Depositors") and Colorado
Business Bank, Community Trust Division ("Escrow Agent").

Depositors and Escrow Agent agree:

1.	Escrow Deposits.
Depositors deposit with Escrow Agent the items (i.e. cash, securities and/or instruments, etc.) as specifically listed on the attached Schedule A, which is hereby incorporated by reference. Schedule A items are referred to in this Agreement as Escrow Property.

2.	Escrow Instructions.
Escrow Agent will hold and distribute Escrow Property in accordance with the instructions on the attached Schedule B, which is hereby incorporated by reference.

3.	Investment of Funds.
Escrow Agent has no duty to invest any Escrow Property, except as provided on Schedule B.

4.	Amendments.
This Agreement may be amended, modified, supplemented or revoked only in writing signed by each Depositor with the written approval of Escrow Agent and upon payment to Escrow
Agent of its additional fees and expenses.

5.	Assignments of Interest.
Assignments, transfers, hypothecations or conveyances of any right, title or interest in Escrow Property are only binding upon Escrow Agent if written notice is served by Depositors and received by Escrow Agent, all of Escrow Agent's additional fees and expenses are paid, and Escrow Agent has given its assent.


6.	Authority of Depositors.
Escrow Agent is under no duty or obligation to ascertain the identity, authority, and/or rights of Depositors or its agents who are executing, delivering or purporting to execute or deliver instructions and/or performance hereunder.

7.	Compensation of Escrow Agent.
Depositors, both jointly and severally, agree to pay Escrow Agent its fees and expenses for services, including any extraordinary fees and expenses that may arise, such as fees of counsel, consultants and court costs. Escrow Agent has a first and prior lien on Escrow Property to secure any such fees and expenses. Escrow Agent is authorized to deduct any such fees and expenses from Escrow Property. Any fees and expenses owed but unpaid shall accrue interest at the rate of 12% per annum.

8.	Complete Agreement and Execution in Counterparts.
This Agreement and its Schedules A and B constitute the complete and entire Agreement of Depositors with Escrow
Agent.  This Agreement may be executed in counterparts.
Each executed counterpart shall be given effect as an original.

9.	Disagreements.
In the event of any disagreement or dispute between Depositors to this Agreement concerning the meaning or validity of any provision under this Agreement, including
Schedules A and B, or concerning any other matter relating to this Agreement, Escrow Agent:

a.	Shall be under no obligation to act, except under
process or order of court, or until it has been adequately indemnified to its full satisfaction, and shall sustain no liability for its failure to act pending such process or court order or indemnification; and

b.	May deposit, in its sole and absolute discretion,
Escrow Property or that portion of Escrow Property it then holds with the then Clerk of the District Court of the City and County of Denver, State of Colorado, to interplead Depositors. Upon such deposit and filing of interpleader, Escrow Agent shall be relieved of all liability as to Escrow Property and shall be entitled to recover from Depositors its attorneys' fees and other costs incurred in commencing and maintaining such action. Depositors by signing this Agreement submit themselves to the jurisdiction of such Court and do appoint the then Clerk of such court as their agent for the service of all process in connection with such proceedings. In no event shall the institution of such interpleader action impair the rights of Escrow Agent described in paragraph 14.

10.	Extension of Benefits.
This Agreement and its Schedules A and B extends to and binds the heirs, legal representatives and successors and assigns all of the parties to this Agreement.

11.	Governing Law.
The laws of the State of Colorado shall apply to the interpretation, construction and enforcement of this Agreement.

12.	Headings of Paragraphs.
The titles of these numbered paragraphs to this Agreement exist for convenience only and in no way shall they restrict or modify any Agreement or provision.

13.	Indemnification and Hold Harmless.
Depositors agree, jointly and severally, to indemnify and hold harmless Escrow Agent from any liability, cost or expense whatsoever, including attorney's fees that it has or will incur by reason of accepting Escrow Property and Escrow Agency.

14.	Non-Liability.
Escrow Agent shall not be liable for any act it may do or omit to do as Escrow Agent while acting in good faith and in the exercise of its own best judgment. Any act done or omitted by Escrow Agent pursuant to the advice of its attorneys shall be conclusive evidence of such good faith. Escrow Agent shall have the right to consult with counsel whenever any question arises concerning Agreement and shall incur no liability whatsoever, for any delay reasonably required to obtain such advice of counsel.

15.	Notices.
Any notices will be given by delivery, by mailing, via first class mail, postage prepaid or by facsimile promptly followed by mailing such notice via first class mail, postage prepaid, to the addresses and/or facsimile numbers provided in Agreement. Notice shall be effective as of the time of receipt, as of the time of deposit in the mail, or in the event of initial facsimile transmission, upon the sending of such facsimile, except that any notice given to Escrow Agent shall not be deemed given until actually received by an employee of Escrow Agent working in the Trust Division. All such notices to Escrow Agent must contain Account Number.

16.	Other Contracts or Agreements.
Escrow Agent is not a party to or bound by any agreement between Depositors other than this Agreement, whether or not an original copy of such agreement is held as Escrow
Property or is in the files of Escrow Agent.

17.	Removal or Resignation of Escrow Agent.
Escrow Agent may resign at any time by furnishing written notice of its resignation to Depositors. Depositors may remove Escrow Agent at any time by furnishing to Escrow
Agent a written notice of its removal. Such resignation or removal, as the case may be, shall be effective thirty days after delivery of such notice.

18.	Statute of Limitations and Laches.
Escrow Agent is not liable for the outlawing, lapse or invalidation of any rights under any Statute of Limitations or due to laches with respect to Agreement or Escrow
Property.

19.	Validity and Sufficiency of Schedule A Deposits and
Schedule B Instructions.
Escrow Agent assumes no responsibility for the validity and/or sufficiency of any funds, securities, instruments or instructions held as Escrow Property.

20.	Waivers.
The failure of any party to Agreement at any time or times to require performance of any provision under this Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to Agreement of any such condition or breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation or warranty contained in this Agreement.

IN WITNESS WHEREOF, the undersigned have affixed their signatures and hereby adopt as part of this instrument
Schedules A and B which are incorporated by reference.

DEPOSITOR

California Applied Research, Inc.

By: /s/

Brian French, Secretary
Name and Title

1945 S. Poplar St
Address

Denver, CO 80224
City, State and Zip Code

303-457-4786
Telephone

303-457-4895
Facsimile Number

84-1345053
Tax ID

ESCROW AGENT

Colorado Business Bank,
Community Trust Division

By: /s/
Authorized Officer


               COLORADO BUSINESS BANK
              COMMUNITY TRUST DIVISION

                  Escrow Agreement


                     SCHEDULE A

DEPOSITS


The deposits are described in California Applied Research
Fund Escrow Agreement dated 6-1-96 and California Applied
Research Rule 419 Escrow Agreement dated 6-1-96, which have been previously executed and are attached hereto.



                   COLORADO BUSINESS BANK
                  COMMUNITY TRUST DIVISION

                      Escrow Agreement


                         SCHEDULE B

INSTRUCTIONS


1. The terms of Colorado Business Bank's Customary Rules and Regulations (Escrow Agreement) control and supercede any conflicting or insufficient instructions contained in Escrow
Agreements referenced in Schedule A.

2.	Escrow Agent may invest the cleared funds in any
interest bearing account including deposits in Colorado
Business Bank.

3.	Depositor must provide timely notice to Escrow Agent of
its intent to make an acquisition so that Escrow Agent may liquidate any investments.

4.	Notice address for California Applied Research, Inc. is

C/O Robert C. Weaver, Jr.
Attorney at Law
721 Devon Court
San Diego, CA  92107-8007